                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D
                                (Rule 13d-101)

    INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a) AND
                 AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)
                             (Amendment No. 2)/1/

                          TresCom International, Inc.
________________________________________________________________________________
                               (Name of Issuer)


                   Common Stock, par value $.0419 per share
________________________________________________________________________________
                        (Title of Class of Securities)

                                  895307 10 6

________________________________________________________________________________
                                (CUSIP Number)

                 Primus Telecommunications Group, Incorporated
                              1700 Old Meadow Rd.
                               McLean, VA 22102
                                (703) 902-2800

________________________________________________________________________________
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                 June 9, 1998

________________________________________________________________________________
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Note: Six copies of this statement, including all exhibits, should be filed with the commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

__________
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                               Page 1 of 6 Pages
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                                 SCHEDULE 13D
-----------------------                                  ---------------------
 CUSIP NO. 895307 10 6                                    PAGE 2 OF 6 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Primus Telecommunications Group, Incorporated
------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                 (a) [_]
                                                 (b) [_]
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3    SEC USE ONLY
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4    SOURCE OF FUNDS*  OO
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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) or 2(e)                                         [_]

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6    CITIZENSHIP OR PLACE OF ORGANIZATION

    State of Delaware
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                7    SOLE VOTING POWER

   NUMBER OF
                   100 Shares
    SHARES       -----------------------------------------------------------
                8    SHARED VOTING POWER
  BENEFICIALLY

   OWNED BY             N/A
                   -----------------------------------------------------------
     EACH          9    SOLE DISPOSITIVE POWER

   REPORTING
                    100 Shares
    PERSON       -----------------------------------------------------------
                10   SHARED DISPOSITIVE POWER
     WITH
                    N/A
------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


    100 Shares
------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

    [_]
------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    100%
------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

    CO
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                               Page 2 of 6 Pages
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                            SCHEDULE 13D STATEMENT
                            ----------------------

ITEM 1    SECURITY AND ISSUER:
          --------------------

          This Amendment No. 2 amends and supplements the statement on Schedule 13D, dated March 12, 1998 (the "Original Schedule"), (as amended by the first amendment to schedule 13D dated April 24, 1998 (the "First Amendment") and as amended herein the "Schedule 13D"), of Primus Telecommunications Group, Incorporated ("Primus"), with respect to shares of Common Stock (the "Common Stock"), par value $.0419 per share (the "Issuer Common Stock"), of TresCom International, Inc. (the "Issuer") as follows:

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
          --------------------------------------------------

          Item 3 is amended to report that, in addition to that set forth in the Original Schedule and the First Amendment, on June 9, 1998, Taurus Acquisition Corporation, a Florida corporation and a wholly-owned subsidiary of Primus ("TAC"), merged with and into the Issuer. Pursuant to the Agreement and Plan of Merger (as amended, the "Merger Agreement") each of the shares of Issuer Common Stock outstanding at the effective time of the Merger were cancelled and those shares, other than those beneficially owned by Primus or its affiliates, were converted into the right to receive .6147 of a share of Primus common stock, par value $.01 per share, for such shares of Issuer Common Stock. Additionally, as a result of the Merger, the Issuer's shares were delisted from the Nasdaq National Market and a Form 15 was filed on behalf of the Issuer with the Securities and Exchange Commission on June 12, 1998 terminating the Issuer's reporting obligations under the Securities Exchange Act of 1934, as amended. Also, pursuant to the Merger Agreement, the Issuer has become a wholly-owned subsidiary of Primus.



                               Page 3 of 6 Pages
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ITEM 5         INTEREST IN SECURITIES OF THE ISSUER
               ------------------------------------

           Item 5 is amended to report:

   (A) As of June 9, 1998, Primus beneficially owns 100 shares or approximately 100% of the outstanding common stock of the Issuer.

   (B)  Primus has the sole power to vote the shares.

   (C)  Not applicable.



                               Page 4 of 6 Pages

   (D)  Not applicable.

   (E)  Not applicable.


               --------------------------------





                               Page 5 of 6 Pages
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                                   SIGNATURE

   After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                         PRIMUS TELECOMMUNICATIONS GROUP, INCORPORATED


June 15, 1998            By:  /s/ John F. DePodesta
                         ---------------------------------
                         John F. DePodesta,
                         Executive Vice President



                               Page 6 of 6 Pages

Schedule A is amended and restated as follows:

                                  SCHEDULE A
                                  ----------



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NAME                    CITIZEN-SHIP  POSITION WITH       PRESENT
                                           PRIMUS        PRINCIPAL
                                                         OCCUPATION
---------------------------------------------------------------------

K. Paul Singh             United       Chairman of     President of
c/o Primus                States of    the Board,      Primus
Telecommunications        America      Chief
Group, Inc.                            Executive
1700 Old Meadow Rd.                    Officer and
McLean, VA 22102                       President
---------------------------------------------------------------------
Neil L Hazard             United       Executive       Chief
c/o Primus                States of    Vice            Financial
Telecommunications        America      President and   Officer of
Group, Inc.                            Chief           Primus
1700 Old Meadow Rd.                    Financial
McLean, VA 22102                       Officer
---------------------------------------------------------------------
John F. DePodesta         United       Executive       Executive Vice
c/o Primus                States of    Vice            President of
Telecommunications        America      President --    Primus
Group, Inc.                            Law and
1700 Old Meadow Rd.                    Regulatory
McLean, VA 22102                       Affairs and
                                       Director
---------------------------------------------------------------------
John Melick               United       Vice            Vice President
c/o Primus                States of    President of    of Primus
Telecommunications        America      International
Group, Inc.                            Business
1700 Old Meadow Rd.                    Development
McLean, VA 22102
---------------------------------------------------------------------
Ravi Bhatia               Australia    Chief           Chief
c/o Primus                             Operating       Operating
Telecommunications                     Officer of      Officer of
Pty, Ltd.                              Primus          Primus
55 King Street                         Telecommunica   Australia,
Melbourne, Victoria,                   tions Pty,      c/o Primus
Australia                              Ltd., a         Telecommunicat
                                       wholly owned    ions Pty, Ltd.
                                       subsidiary of   55 King Street
                                       Primus          Melbourne,
                                                       Victoria,
                                                       Australia
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
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
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NAME                    CITIZEN-SHIP  POSITION WITH          PRESENT
                                          PRIMUS            PRINCIPAL
                                                           OCCUPATION
--------------------------------------------------------------------------

Yousef Javadi            United       Chief            President and
c/o Primus               States of    Operating        Chief
Telecommunications       America      Officer of       Operating
Group, Inc.                           Primus           Officer of
1700 Old Meadow Rd.                   Telecommunica    Primus
McLean, VA 22102                      tions, Inc.,     Telecommunicat
                                      a wholly         ions, Inc.
                                      owned            1700 Old
                                      subsidiary of    Meadow Rd.
                                      Primus           McLean, VA
                                                       22102
--------------------------------------------------------------------------
Herman Fialkov           United       Director         Consultant to
c/o Primus               States of                     Newlight
Telecommunications       America                       Management LLC
Group, Inc.                                            500 North Broadway
1700 Old Meadow Rd.                                    Suite 144
McLean, VA 22102                                       Jericho, NY 11753
--------------------------------------------------------------------------
David E. Hershberg       United       Director         President and
c/o Primus               States of                     Chief Executive
Telecommunications       America                       Officer of
Group, Inc.                                            Globecomm Systems,
1700 Old Meadow Rd.                                    Inc., 45 Oser Ave.
McLean, VA 22102                                       Hauppaugge, NY
                                                       11788
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John Puente              United       Director         Chairman of
c/o Primus               States of                     Telogy Networks,
Telecommunications       America                       Inc., 20250
Group, Inc.                                            Century Blvd.
1700 Old Meadow Rd.                                    Germantown, MD
McLean, VA 22102                                       20874

--------------------------------------------------------------------------
Douglas Karp             United       Director         Managing Director
c/o Primus               States of                     of E.M. Warburg,
Telecommunications       America                       Pincus & Co., LLC
Group, Inc.                                            466 Lexington Ave.,
1700 Old Meadow Rd.                                    10th Floor
McLean, VA 22102                                       New York, NY 10017
